UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of July 2015

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: July 14, 2015

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park MigdalHa’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK PENETRATES ANOTHER WORLD LEADING OSAT WITH ITS NEW
GROWTH ENGINE: EAGLE-AP

Eagle-AP provides both 2D and 3D inspection and metrology on the same platform

MIGDAL HAEMEK, Israel – July 14, 2015 – Camtek Ltd. (NASDAQ: CAMT, TASE: CAMT), today announced the receipt of initial orders for Eagle-AP systems, its new generation of 2D and 3D inspection and metrology system. The orders were received from a world leading Outsourced Semiconductor Assembly and Test (OSAT), which has not previously used Camtek equipment. Camtek’s management expect to see follow-on orders from this customer in the near future.

Ramy Langer, Vice President and Head of Camtek's Semiconductor Division, commented: “Since the introduction of Eagle a year ago, Camtek has gained substantial momentum in the marketplace and in particular has achieved significant penetration into new accounts which it had previously not sold into. The Eagle family, designed to support the latest technologies and emerging market trends, strengthens our long standing position as one of the leaders in the Semiconductor inspection and metrology industry.”

Continued Mr. Langer: "Camtek has been an active player in the emerging Advanced Packaging market segment since its inception and has strong proven inspection and metrology capabilities which can support the OSATs' needs. This new and important strategic customer, provides further validation of our solution and strengthens our positioning as a supplier of choice for Advanced Packaging applications.”

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customer’s latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing and functional 3D inkjet printing.

This press release is available at www.camtek.co.il

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.